
Lynne Mapp Drexler (b. 1928—d. 1999)
Initial Offering Price
$1,055,000
Offering Circular
sec.gov
Similar Sales
Record Price
At 152.5% from sales occurring from August 2017 to November 2023—this painting boasts one of the highest historical price appreciation rates of any work in Masterworks portfolio.
INVESTMENT THESIS
Price Appreciation of Similar Works
152.5%
Sharpe Ratio (2017-2023)
Lynne Mapp Drexler
Not enough data
All Art
0.13
S&P 500
0.65
Progress
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Lynne Mapp Drexler

(b. 1928—d. 1999)

Why we like this offering

1. Lynne Mapp Drexler's vibrant early 1960s paintings are historically her most commercially desirable works at auction, making up all five of her top auction records.
2. Auction records for artworks similar in scale, style, and period are led by *Flowering Judas 2* (1960), which sold for $1,381,000 at Christie's New York in November 2023, and *Screech Hollow* (1960), which sold for $680,292 at Christie's in December 2022.
3. The Artwork is a prime example of Lynne Mapp Drexler's early paintings from the early of the 1960s. Influenced by her recent education at the Hans Hofmann School of Fine Arts, these abstract paintings are characterized by their vibrant, mosaic-style compositions constructed from short, rectangular brushstrokes created with a flat, wide paint brush.
4. From 1956 to 1958, Lynne Mapp Drexler studied art under the Abstract Expressionist painter Hans Hoffman and was particularly influenced by his theory of "push-pull," which explains how tension between colors and shapes can create the illusion of depth and movement.
5. The range of brushstrokes Lynne Mapp Drexler uses synthesizes her career-long interests in natural landscapes and art historical movements like Post-Impressionism, Pointillism, Fauvism, and Geometric Abstraction.
6. The artwork is a horizontal, abstract composition with short, rectangular brush strokes in rich shades of fuchsia, crimson, navy, green, and orange. The warm, saturated palette evokes a flowering bush, garden, or meadow.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2022 Total Auction Sales	2022 Auction Lots Sold	All Time Record Price
$9,791,910	25	$1,225,000

Turnover by Year



9.8M
7.3M
4.9M
2.4M
11 12 13 14 15 16 17 18 19 20 21 22

Lots Auctioned

Sold Unsold



25
18.75
12.5
6.25
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price	**$1,055,000**
Offering Circular	sec.gov/edgar

Painting





About Lynne Mapp Drexler

Lynne Mapp Drexler (b. 1928-d. 1999) was an Abstract Expressionist painter who has caught the contemporary art world's attention with her unique, swatch-like brushstrokes and vibrant allusions to nature. She was an active member of New York's art scene in the 1950s but struggled to exhibit regularly as the city's attention shifted towards Pop Art. Devastated by this rejection, she moved to Monhegan Island permanently in 1983. A renewed interest in her colorful compositions has emerged in recent years. In 2022, she shocked the auction world when her painting Flowered Hundred (1962), estimated at $40,000 to $60,000, sold for $1.2 million. That same year, an exhibition co-organized by Mnuchin Gallery and Berry Campbell Gallery solidified her position in contemporary art discourse. The Estate of Lynne Mapp Drexler continues to be represented by Berry Campbell Gallery in the United States and, as of 2023, is represented by White Cube Gallery internationally.

INVEST NOW

LYNNE MAPP

DREXLER

b. 1928-d. 1999, UNITED STATES



$1,055,000

INITIAL OFFERING

152.5%

ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]

60.9%

RECORD PRICE APPRECIATION[3]

Oil on canvas | 30 × 40 in

Lynne Mapp Drexler was an Abstract Expressionist painter best known for her unique, swatch-like brushstrokes and allusions to natural landscapes.

The Artwork is a prime example of Lynne Mapp Drexler's early paintings from the first half of the 1960s. Influenced by her recent education at the Hans Hofmann School of Fine Arts, these abstract paintings are characterized by their vibrant, mosaic-style compositions constructed from short, rectangular brushstrokes created with a flat, wide paint brush. From 1956 to 1958, Lynne Mapp Drexler studied art under the Abstract Expressionist painter Hans Hofmann and was particularly influenced by his theory of "push-pull," which explains how tension between colors and shapes can create the illusion of depth and movement. Lynne Mapp Drexler employs vibrant, contrasting palettes inspired by colors found in nature. Lynne Mapp Drexler's vibrant early 1960s paintings are her most commercially desirable works, making up all five of her top auction records. Lynne Mapp Drexler's large canvas paintings from 1959 through 1962 are particularly rare according to Andrew Huber, Bonhams head of sale for postwar and contemporary art in New York. The artwork is a horizontal, abstract composition with short, rectangular brush strokes in rich shades of fuchsia, crimson, navy, green, and orange. The warm, saturated palette evokes a flowering bush, garden, or meadow. Auction records for artworks similar in scale, style, and period are led by Flowering Judas 2 (1960), which sold for $1,381,000 at Christie's New York on November 9, 2023, and Screech Hollow (1960), which sold for $680,292 (HKD 5,292,000) at Christie's Hong Kong on December 1, 2022.

The Estate of Lynne Mapp Drexler is represented by Berry Campbell Gallery in the United States and White Cube Gallery internationally. Despite little recognition during the artist's lifetime, interest in Drexler's brilliant colorful compositions has grown significantly in recent years. Her work is held in the permanent collections of numerous prestigious institutions, including the Art Institute of Chicago, the Hammer Museum in Los Angeles, the Museum of Modern Art in New York, the National Gallery of Art in Washington D.C., the Portland Museum of Art in Maine, among others. In 2022, she shocked the auction world when her painting Flowered Hundred (1962), estimated at $40,000 to $60,000, sold for $1.2 million. That same year, a large-scale exhibition of the first decade of her work co-organized by Mnuchin Gallery and Berry Campbell Gallery solidified her position in the contemporary art discourse. She now ranks 141th in the top 500 best-selling artists at auction worldwide. Her auction records are led by Herbert's Garden (1960), which sold for $1,500,000 at Christie's New York on May 13, 2022, followed by Summer Blossom (1962), which sold for $1,381,000 at Christie's New York on May 18, 2023, and Matoaka Woods VI (1960), which sold for $ 1,381,000 at Sotheby's New York on November 17, 2022.

HER AUCTION RECORDS ARE LED BY HERBERT'S GARDEN (1960), WHICH SOLD FOR $1,500,000 AT CHRISTIE'S NEW YORK ON MAY 13, 2022, FOLLOWED BY SUMMER BLOSSOM (1962), WHICH SOLD FOR $1,381,000 AT CHRISTIE'S NEW YORK ON MAY 18, 2023, AND MATOAKA WOODS VI (1960), WHICH SOLD FOR $ 1,381,000 AT SOTHEBY'S NEW YORK ON NOVEMBER 17, 2022.

AUCTION RESULTS FOR SIMILAR WORKS [1,2]


$4,095
$4,500
$75,000
$680,292
$508,000
$177,961
$327,600
$286,700
$1,381,000
8/25/2017
10/10/2019
5/14/2021
12/1/2022
3/9/2023
4/6/2023
5/12/2023
8/19/2023
11/9/2023
Implied Historical Growth

Lynne Mapp Drexler (b. 1928, Newport News, Virginia, d. 1999 Monhegan, Maine) was an Abstract Expressionist painter best known for her unique, swatch-like brushstrokes and allusions to natural landscapes. In 1949, Drexler graduated from the Richmond Professional Institute with a degree in drama. She went on to take studio art classes at the College of William & Mary, where her professors encouraged her to move to New York and study with Hans Hofmann. After two formative trips abroad to England in 1950 and 1952, Drexler followed the advice of her professors and enrolled at the Hans Hofmann School of Fine Arts in 1956. When Hofmann retired in 1958, she transferred to the graduate program at Hunter College to earn her teaching certification. Here, she studied under Robert Motherwell, who encouraged her to pursue a career as an artist rather than a teacher. By 1959, Drexler had honed her precise, geometric brushstrokes and her abstract landscapes, which drew inspiration from art historical movements like Impressionism, Post-Impressionism, and Fauvism. She also became an active member of the Greenwich Village art scene alongside artists like Jackson Pollock, Franz Kline, Philip Guston, Grace Hartigan, and Willem de Kooning. In 1961, Drexler held her first solo exhibition at Tanager Gallery in New York. The following year, Drexler married the painter John Hultberg, who had a house on Monhegan Island in Maine. The couple returned to the island every summer, and it became an important source of inspiration for Drexler. In the mid-1960s, Drexler spent much of her time traveling around North America. She visited Mexico and temporarily lived in San Francisco from 1964 to 1965, where she held another well-received solo exhibition at Esther-Robles Gallery in Los Angeles. In 1967, the artist returned to New York and lived in the iconic Chelsea Hotel. During this period, she was a regular audience member at the Metropolitan Opera and brought her crayons to sketch the performances. Her passion for opera and classical music culminated in her series of paintings inspired by Richard Wagner's Ring Cycle. Despite receiving positive reviews of her exhibitions, Drexler struggled to regularly show her work in the city as Pop Art arose. This rejection from the art world in New York devastated her. The artist chose to spend more time on Monhegan, moving there permanently in 1983. She rebuilt her community on the island and served as a lay leader of the Mohegan Community Church. She continued to paint and exhibit her work locally for the remainder of her career. Drexler died of cancer at her home on December 30, 1999, while listening to Mozart's Don Giovanni.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Lynne Mapp Drexler with the following criteria: Artworks created in 1962 or earlier that measure between 15 inches by 15 inches, excluding vertical works. Where the price with buyer's premium was not listed, it was calculated based on the auction house's terms and conditions. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 152.5% CAGR implied from selected sales occurring from August 25, 2017, to November 9, 2023.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Lynne Mapp Drexler have a record price compound annual growth rate ("CAGR") of 60.9% from April 19, 2002 to June 30, 2023. This calculation is based on (i) a record price of $50 on April 19, 2002, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $1,200,000, the most recent record price as of June 30, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

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